UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission file number: 1-12552

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
(Title of the Plan)

THE TALBOTS, INC.
(Issuer of the securities held)

Delaware	41-1111318

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Talbots Drive, Hingham, Massachusetts	02043

(Address of principal executive offices)	(Zip Code)

781-749-7600

(Registrant’s telephone number, including area code)

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	7

SIGNATURES	8

EXHIBIT I – INDEPENDENT AUDITORS’ CONSENT	9

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
    The Talbots, Inc. Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 21, 2002

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Investments, at fair value:
Participant loans	$2,352,377	$2,175,341
Participant-directed investments	86,194,999	85,846,648

Total investments	88,547,376	88,021,989

Cash	250	39

Receivables:
Employer contributions	17,690	33,430
Employee contributions	54,019	99,439
Due from broker for investments sold	—	30,000
Dividends and interest	—	5,021

Total receivables	71,709	167,890

Total assets	88,619,335	88,189,918

LIABILITIES:
Payable for investments purchased	—	34,734
Accrued management fee	5,190	40,294

Total liabilities	5,190	75,028

NET ASSETS AVAILABLE FOR BENEFITS	$88,614,145	$88,114,890

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

ADDITIONS:
Employer contributions	$3,054,841	$3,611,699
Employee contributions	9,184,483	8,837,011
Rollover contributions	475,902	471,037
Dividend and interest income	1,488,286	4,826,052
Net (depreciation) appreciation in fair value of investments	(9,670,838)	1,121,058

Total additions	4,532,674	18,866,857

DEDUCTIONS:
Benefit payments	3,981,224	5,743,072
Investment management fee	52,195	108,051

Total deductions	4,033,419	5,851,123

NET INCREASE	499,255	13,015,734
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	88,114,890	75,099,156

End of year	$88,614,145	$88,114,890

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the plan document for more complete information.

General Information – The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the plan year. American Express Trust Co. (“AETC”) Retirement Services serves as both trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation – Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 15% of his or her compensation. The maximum employee deferral is the lesser of 15% of the participant’s compensation or $10,500 (for 2001 and 2000), indexed for inflation in accordance with the Internal Revenue Code (the “Code”).

Contributions – During each plan year, the Company makes matching contributions at its discretion. The Company’s matching contribution for the periods covered by these financial statements was 50% of the employee contribution up to 6% of the employee compensation.

Vesting and Forfeitures – All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures generated from employer contributions are first applied to restore prior forfeited accounts where the participant is reemployed within a certain time after termination, second to reduce applicable administrative expenses, and third to reduce employer contributions.

Benefit Arrangements – The Plan provides for the payment of participant account balances to participants who have reached the later of the normal retirement age of 65 or completion of five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 591/2. If the participant’s service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the plan document.

Participant Loans – Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500. Loan terms range from one to five years or up to 10 years for the purpose of purchasing a primary residence. Interest rates range from 6% to 10.50%.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Valuation of Investments – The investments of the Plan are stated at fair value. The Talbots, Inc. Common Stock is recorded at quoted market prices. Shares of mutual funds or collective funds are recorded at net asset value. Participant loans are recorded at cost, which approximates fair value.

Benefit Payments – Benefit payments to participants are recorded when paid.

Administrative Plan Expenses – Most expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the years ended December 31, 2001 and 2000, the Company did not pay any material administrative expenses of the Plan. Investment management fees incurred by the funds are paid out of the assets of the individual funds.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in various securities including corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Reclassifications – Certain year 2000 balances have been reclassified in order to conform to the year 2001 presentation.

3.	INVESTMENTS

The following investments represent five percent or more of the net assets of the Plan available for benefits as of December 31:

	2001	2000

The Talbots, Inc. Pooled Stock Fund	$15,032,725	$18,398,335
AETC Income Fund II	15,189,027	12,432,729
Invesco Total Return Fund	16,666,267	15,746,560
AXP New Dimensions Fund	23,955,901	26,956,263

3.	INVESTMENTS (CONTINUED)

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value by $(9,670,838) and $1,121,058, respectively, as follows:

	2001	2000

At fair value:
Common stock	$(3,270,862)	$9,811,396
Mutual funds	(6,399,976)	(8,690,338)

Total	$(9,670,838)	$1,121,058

4.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by American Express Trust Co. American Express Trust Co. is the trustee and custodian as defined by the Plan. In addition, investments include shares of common stock of The Talbots, Inc., the plan sponsor. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for management services were $21,848 and $72,929 for the years ended December 31, 2001 and 2000, respectively.

5.	PLAN TERMINATION

In the event of termination of the Plan, or complete discontinuance of contributions thereto by the Company, the rights of all employees shall be fully vested and nonforfeitable. Following termination of the Plan, subject to reasonable administrative delays, all benefits under the Plan shall be paid in conformity with the standard benefit distribution policies of the Plan.

6.	TAX STATUS OF THE PLAN

The Plan obtained a favorable determination letter in 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

a)	b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, and Par or Maturity Value		e) Current Value

		Nonparticipant-Directed Investments

*	Participants	Participant loans	(Interest rates ranging from 6.0% to 10.5%; various maturity dates through December 30, 2011)	$2,352,377

		Participant-Directed Investments

*	The Talbots, Inc.	The Talbots, Inc. Pooled Stock Fund	Common Stock (1,084,847 shares)	15,032,725

*	American Express Trust Co.	AETC Income Fund II	Collective Fund (694,070 shares)	15,189,027

*	American Express Trust Co.	AETC Equity Index Fund II	Collective Fund (109,483 shares)	3,487,007

	PIMCO Funds	PIMCO Total Return Fund	Mutual Fund (277,879 shares)	2,906,617

	AIM	AIM Balanced Class A Fund	Mutual Fund (13,603 shares)	352,865

	Invesco	Invesco Total Return Fund	Mutual Fund (666,384 shares)	16,666,267

*	American Express Financial Advisors	AXP New Dimensions Fund	Mutual Fund (974,609 shares)	23,955,901

	Baron Funds	Baron Asset Fund	Mutual Fund (50,728 shares)	2,255,349

	Davis Funds	Davis New York Venture Fund (Class A)	Mutual Fund (130,104 shares)	3,308,557

	Janus	Janus Overseas Fund	Mutual Fund (149,787 shares)	3,040,684

		Total Participant-Directed Investments		86,194,999

		TOTAL INVESTMENTS		$88,547,376

*     Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on their behalf by the undersigned.

     THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

Dated: June 21, 2002	PLAN ADMINISTRATOR By Administrative Committee

	By:	/s/ Edward L. Larsen Edward L. Larsen Administrative Committee Member

	By:	/s/ Stuart M. Stolper Stuart M. Stolper Administrative Committee Member